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CONTACT:       MICHAEL P. HAWKS                   (NYSE-BMC)
               (612) 851-6030                     FOR IMMEDIATE RELEASE



                        BMC ANNOUNCES MANAGEMENT CHANGES


July 17, 1995 . . . Minneapolis, Minnesota . . . Paul B. Burke, Chairman, President and Chief Executive Officer of BMC Industries, Inc., today announced the following management changes:

Merle D. Kerr, BMC's Senior Vice President of Finance and Administration, Chief Financial Officer, will become General Manager of BMC's aperture mask operation located in Mullheim, Germany. This change will be effective on or before October 1.

Effective August 7, Michael P. Hawks, BMC's Treasurer and Secretary, will become Vice President of Finance and Administration, Chief Financial Officer and Secretary.

Burke said, "This reorganization will strengthen our team in both the short- and long-term. As a consequence of these changes, Edmund Bolanz, the current General Manager of the Mullheim, Germany operation, will be able to devote more of his time and expertise to key manufacturing issues, including the startup in the fourth quarter of this year of the new high-resolution computer monitor aperture mask line at the German facility."

Burke also said, "These changes will benefit BMC over the long-term by providing both Merle and Mike with the opportunity to expand their experience and demonstrated capabilities. Both of them have done a terrific job in their current and prior positions during their twelve years of service at BMC and are well prepared for their new challenges. I am very confident that both Merle and Mike will be successful in their new positions."

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.



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